April 14, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson

Re:	Quantum Corporation
Form 10-K for Fiscal Year Ended March 31, 2008
Filed June 13, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 31, 2009 relating to the Company’s Form 10-K for Fiscal Year Ended March 31, 2008, filed June 13, 2008, and Form 10-Q for Fiscal Quarter Ended December 31, 2008, filed February 9, 2009.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended March 31, 2008

Cover Page

1.	The cover page to your Form 10-K indicates that you currently have registered pursuant to Section 12(b) of the Exchange Act a class of common stock titled “Quantum Corporation—DLT & Storage Systems Group Common Stock.” We note that this class of stock appears to be a vestige of your former tracking stock structure and no longer appears to be authorized by your amended and restated certificate of incorporation, which provides only for “Common Stock” and “Preferred Stock.” Please advise.

Securities and Exchange Commission

April 14, 2009

Response:

We confirm that the reference on the cover page to securities registered pursuant to Section 12(b) of the Exchange Act should simply state “Common Stock.” We will revise this reference in future filings.

Part I

Item 1.	Business

Customers, page 7

2.	We note that Dell represented 16% of your revenue in fiscal 2008. We also note the risk factor disclosure on page 12 that a significant decline in revenue from Dell could materially and adversely affect you. Please tell us if you have considered including in your Form 10-K a description of your contractual arrangements with Dell, or in the absence of an ongoing contractual relationship, a clarification of that status and a descriptive summary of the manner in which the parties conduct business. To the extent the parties have entered into written agreements, please analyze the basis of your determination that the agreement need not be filed. As applicable, discuss the basis of your conclusions regarding the lack of substantial dependency upon any such agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also, please tell us if you are substantially dependent for purposes of Item 601(b)(10)(ii)(B) on your agreements with those contract manufacturers who are your only source for certain tape drives and tape automation products, as disclosed on page 17.

Response:

The agreement with Dell is a standard “no commitment” distribution agreement containing basic provisions such as pricing, warranty and support. The agreement does not require Dell to buy any of the Company’s products. Therefore, we do not believe that describing the specific terms of this contract would provide meaningful disclosure to investors.

In addition, we do not believe that the Dell agreement should be filed as an exhibit to our periodic reports since it is an ordinary course agreement upon which our business is not substantially dependent. As noted above, the agreement does not require Dell to buy any of the Company’s products; rather, the agreement sets forth only the terms to which a sale will be subject if and when Dell places an order with us for specified products.

Securities and Exchange Commission

April 14, 2009

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, we are not substantially dependent on our agreements with contract manufacturers that are our only source for certain tape drives and tape automation products. In order to improve our cost structure, we have tried to consolidate our manufacturing as much as possible; however, we continue to use numerous contract manufacturers. There is nothing proprietary in the manufacturing process relating to these products that could not be transferred to another contract manufacturer, and many items are interchangeable. In the past we have successfully transitioned tape automation products from one supplier to another existing supplier of different products. In addition, a significant dollar volume of our products is manufactured in our own manufacturing facility located at Colorado Springs, Colorado. This facility is staffed with employees who have product knowledge and experience, and if needed, we could transfer manufacture of tape drive and automation products here.

Backlog, page 9

3.	We note your disclosure that you do not believe that your backlog levels are a meaningful indicator of your future revenues or are material to an understanding of your business. Notwithstanding your opinion regarding the utility of backlog information to investors, you may be required to disclose information concerning backlog levels. Please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your report and as of a comparable date in the preceding fiscal year.

Response:

Our sales come from purchase orders, and we do not have long-term sales commitments. The nature of our business is that we ship most of the backlog that we accumulate during any particular fiscal quarter in the same quarter in which the backlog is first reported. Therefore, our backlog generally grows during each fiscal quarter and shrinks during the latter part of the quarter to reach its lowest levels at the end of that same quarter, by which time significant shipments have occurred. As a result, our backlog as of the end of any fiscal quarter is not material.

Our backlog as of June 15, 2008, the date closest to which we filed our most recent Form 10-K, was approximately $9.8 million. We were in the process of converting to a new ERP system in May 2007, so backlog information as of a comparable date in the preceding fiscal year is not meaningful. Our backlog as of February 8, 2009, the date closest to which we filed our most recent 10-Q, was approximately $4.5 million and was approximately $2.3 million as of March 31, 2009. We will disclose backlog in our future filings at such time as it becomes material.

Part II

Securities and Exchange Commission

April 14, 2009

Item 5.	Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24

4.	We note your disclosure in this section that the information required regarding equity compensation plans is incorporated by reference from your definitive proxy statement. However, your definitive proxy statement filed on June 27, 2008 does not appear to contain the Equity Compensation Plan Information table. See Item 201(d) of Regulation S-K. Please advise.

Response:

We confirm that the Equity Compensation Plan Information table was not included in the definitive proxy statement. We will ensure in future filings that the table is included in either the Form 10-K or the related definitive proxy statement in accordance with the applicable rules.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal 2008, 2007 and 2006, page 28

5.	We note your disclosure on page 14 that increased competition in the tape drive and tape automation markets has resulted in lower prices and lower margins earned on tape drives and media and your disclosure on page 15 that competition among tape media suppliers has periodically resulted in intense, price-based competition for media sales. Please tell us if these pricing pressures have had a material impact on your results of operations in any of your three most recent fiscal years. It appears you should provide quantitative information about any material changes in prices that affect your operations or results materially. Additionally, to the extent changes in prices had a significant impact on your revenues from one period to the next, quantitative information regarding such an impact should be provided. See Item 303(a)(3)(iv) of Regulation S-K.

Response:

Pricing pressures have not had a material impact on our results of operations in the three most recent fiscal years, as it relates to our tape drives, media and tape automation systems.

Our revenue from tape drives and media decreased in fiscal 2007 and fiscal 2008 from fiscal 2006, primarily due to our changed focus to sell our newer, higher margin products and due to our older tape drive products nearing end of life. Although competition among media suppliers has periodically resulted in price-based competition for media sales, during fiscal 2007 and fiscal 2008 we have generally chosen not to compete for such sales. To date, foregoing such revenues

Securities and Exchange Commission

April 14, 2009

has not materially impacted our results of operations, as evidenced by our relatively consistent media revenues in fiscal 2006, fiscal 2007 and fiscal 2008, with modestly higher material margins for these media revenues by fiscal 2008.

Our tape automation systems revenues have increased significantly in fiscal 2007 and fiscal 2008 compared to fiscal 2006 without a significant change in estimated average unit prices. We estimate average unit prices using product line installed base data. In addition, we have had significant increases in material margins for tape automation systems in both fiscal 2007 and fiscal 2008.

We will revise the risk factors and management’s discussion and analysis in our future filings in order to clarify the impact of pricing pressures on our business.

Liquidity and Capital Resources

Long-Term Debt, page 40

6.	We note your disclosure regarding the covenants on your revolving credit facility and term loan. Please explain to us what consideration you gave to disclosing the details of these covenants. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Response:

We considered Item 303(a)(1) of Regulation S-K and the guidance set forth in Section IV.C of SEC Release 33-8350 when developing our MD&A disclosures related to liquidity and capital resources, including our revolving credit facility and term loan and the related covenants.

SEC Release 33-8350 lists two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required. First, if a company is, or reasonably likely to be, in breach of a covenant, it must disclose material information about the breach and analyze the impact on the company if material. Second, if covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance.

With regard to the first scenario, at March 31, 2008 and through the date of our Form 10-K filing on June 13, 2008, we were not in violation of any of the financial or non-financial covenants of our revolving credit facility and term loan, and we did not consider a violation to be reasonably likely.

Securities and Exchange Commission

April 14, 2009

With regard to the second scenario, our revolving credit facility and term loan include a covenant that restricts our ability to undertake certain debt and equity financings. However, as of March 31, 2008 and through the date of our Form 10-K filing on June 13, 2008, we believed that our projected cash flows from operations and existing cash and credit facilities as of March 31, 2008 were adequate to support our operations and that undertaking a material financing was not necessary. As a result, we did not include specific disclosure related to this covenant. We did include in our Form 10-K filing on June 13, 2008 (in the Long-Term Debt section on page 40) a description of the provision in our revolving credit facility and term loan that the facilities were subject to accelerated maturity on February 1, 2010 if we did not refinance our existing $160 million convertible subordinated debt prior to that date, though we also believed at that time that we would be able to refinance this convertible subordinated debt prior to February 1, 2010.

In addition, because we believed that our projected cash flows from operations and existing cash and credit facilities as of March 31, 2008 were adequate to support our operations and that undertaking a material financing was not necessary, we also believed that we had complied with Item 303(a)(1) of Regulation S-K’s requirement that we “indentify any known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in [our] liquidity increasing or decreasing in any material way.”

However, in light of the protracted global credit crisis and worldwide recession that began in the second half of 2008, we reassessed the nature of the covenants in our revolving credit facility and term loan and our ability to continue to comply with these covenants, particularly the covenant requiring us to refinance our convertible subordinated debt prior to February 1, 2010. By the end of our third fiscal quarter on December 31, 2008, we concluded that further disclosure was required in our periodic filings regarding the covenants in our revolving credit facility and term loan, the risk that we may default on these covenants and the impact of these defaults on our liquidity. Therefore, in our Form 10-Q for the third quarter ended December 31, 2008, we included the following additional disclosure in the MD&A of the Form 10-Q (under Capital Resources and Financial Condition on page 32):

“Under the terms of our senior secured credit agreement (“current credit agreement”), in order to avoid an acceleration of the maturity date of our outstanding obligations, we must refinance at least $135.0 million of our convertible subordinated notes by February 2010. While we are currently exploring various options to refinance these notes, there has been nothing finalized at this time. In addition, on January 30, 2009, our credit rating was downgraded by Moody’s due to their concerns about our ability to retain sufficient liquidity in light of the potential accelerated maturity of our long-term debt in February 2010. Due to the continuing adverse developments in the global financial markets and crisis in the credit markets, there can be no assurance that we will be successful in refinancing the convertible subordinated notes by February 2010 on terms acceptable to us and the lender, or at all. If we are not successful in completing such refinancing and are unable to obtain an amendment or waiver from the lender, all outstanding principal and

Securities and Exchange Commission

April 14, 2009

accrued interest under the current credit agreement will immediately become due and payable. We do not currently have sufficient cash and cash equivalents to repay our outstanding debt under the current credit agreement. For additional discussion of the risks associated with this refinancing covenant, see the various risk factors addressing our long-term debt, our convertible subordinated notes and related matters in the “Risk Factors” section below.”

In addition, we added the following risk factor regarding our refinancing covenant to the Form 10-Q and cross referenced it in the MD&A passage above:

“In the event that we are unable to refinance at least $135 million of our outstanding convertible subordinated notes by February 2010, we will need to repay all our obligations under our senior secured credit agreement, which could have a materially adverse effect on our business, financial condition and results of operations.

Under the terms of our senior secured credit agreement (“current credit agreement,”) in order to avoid an acceleration of the maturity date of our outstanding loans and other obligations, no more than $25 million of the $160 million aggregate principal amount of our existing convertible subordinated notes may be outstanding as of February 2010. In effect, we must refinance at least $135 million of the notes. While we are currently exploring a variety of options to refinance these notes prior to February 2010, the continuing adverse developments in the global financial markets and crisis in the credit markets has made any refinancing difficult. Moreover, any such refinancing may need the consent of our lenders under our current credit agreement. There can be no assurance that we will be successful in refinancing the convertible subordinated notes by February 2010 on terms acceptable to us and our lenders, or at all. If we are not successful in completing such refinancing and are unable to obtain an amendment or waiver from the lender, all outstanding principal and accrued interest under the current credit agreement will immediately become due and payable. As of December 31, 2008, we had $249 million of term debt outstanding under the current credit agreement and reimbursement obligations under letters of credit of approximately $2.2 million. We do not currently have sufficient cash and cash equivalents to repay our outstanding debt under our current credit agreement. Because our current credit agreement is secured by a pledge of all our assets, our inability to repay the outstanding indebtedness under the credit agreement upon acceleration of maturity would give the lenders the right to foreclose on our assets in order to satisfy our obligations. Any such action on the part of the lender could have a materially adverse impact on our business, financial condition and results of operations.”

Item 8.	Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Polices

Service Parts for Maintenance, page 59

Securities and Exchange Commission

April 14, 2009

7.	You indicate service parts for maintenance are used to support warranty and repair services. Considering the nature of these assets, please explain how you considered the accounting model described in Q&A number 12 of TIS Section 2140 of the AICPA Technical Questions. We also note that the service parts for maintenance are amortized over their estimated useful life of eight years. Please tell us why you believe that it is appropriate to amortize the cost of these parts over the expected period in which they are used, as opposed to recording the cost of parts in the periods in which they are actually used.

Response:

Our service parts for maintenance are maintained at locations worldwide in order to accommodate customers whose products need repair. These parts are exchanged for the customers’ material as outlined in our warranty or service contract agreements. The objective is to minimize any “down time” at the customer site due to discrepant material.

We have considered the accounting model described in Q&A number 12 of TIS Section 2140 of the AICPA Technical Questions.

Our classification of service parts for maintenance as long term assets is guided by ARB 43. Service parts are dedicated to the specific use of providing repaired units and parts to our customers to support the warranty and service contracts. We note that ARB 43 provides that:

The term inventory is used to designate the aggregate of those items of tangible personal property that (a) are held for sale in the ordinary course of business (finished goods), (b) are in process of production for such sale (work in process), or (c) are to be currently consumed either directly or indirectly in the production of goods or services to be available for sale (raw materials and supplies). [ARB 43, chapter 4, paragraph 3]

This definition of inventories excludes long-term assets subject to depreciation accounting or goods that, when put into use, will be so classified. In addition, a depreciable asset that is retired from regular use and held for sale shall not be classified as part of the inventory. [ARB 43, chapter 4, paragraph 3]

A typical product will usually have a three to five year life span after which we are committed to providing service for an additional five years post end of life notification. Certain products have had longer life spans depending on demand for that technology. Our use of an eight year life aligns with our expected period of usage of service parts. When a repairable part or unit fails, the customer is instructed to return that bad part or unit and we supply a replacement part which may be new or refurbished. We believe that the value of what is returned and refurbished approximates the net carrying value of the service part exchanged and provided to the customer.

Securities and Exchange Commission

April 14, 2009

Part IV

Item 11.	Executive Compensation (incorporated by reference from Def 14A filed on June 27, 2008)

Compensation Discussion and Analysis, page 19

8.	Your disclosure indicates that in determining awards under each of your elements of executive compensation, your compensation committee considers, in part, the individual performance of your named executive officers. However, in discussing the compensation paid to each of your officers other than your CEO, your disclosure fails to explain how your compensation committee assessed individual performance. For example, the disclosure on page 21 indicates that the base salaries of Mr. Hall and Ms. Barrett were increased in fiscal 2008 partly to recognize their individual performance, but it does not identify the particular tasks or performance standards that were considered in making the decision to increase these salaries. Please explain how your compensation committee assesses the individual performance of your named executive officers when making compensation decisions.

Response:

We have established and follow a formal, annual performance evaluation process under which the individual performance of our named executive officers and our other officers is reviewed with the Leadership and Compensation Committee. Under this process, our named executive officers prepare written performance evaluations for each of the non-NEO officers who report to them. The CEO in turn prepares written performance evaluations for each of the other named executive officers. Each named executive officer is evaluated based on actual results against assigned annual individual objectives as well as on demonstrated leadership skills and is assigned a performance evaluation rating. After the completion of the written performance evaluations and the assignment of a rating, the CEO and other named executive officers meet with the Leadership and Compensation Committee to review and discuss these performance evaluations with the Committee. As part of this meeting, the CEO presents compensation recommendations (e.g., merit increases and stock grants) for each named executive officers and other vice president that are tied to individual performance and that take into consideration competitive market data for similar positions. Through this process, the Leadership and Compensation Committee reviews and discusses individual performance and ultimately approves any compensation adjustments and stock grants for the officers.

Equity Compensation, page 23

Securities and Exchange Commission

April 14, 2009

9.	Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. For example, please identify the company and individual performance criteria that were considered in making the awards. Please also explain how each Officer’s outstanding equity awards and the projected impact of their awards on stockholder dilution and burn rate impacted the size of their 2008 awards.

Response:

Each fiscal year, as part of the development and approval of our annual compensation programs, the Leadership and Compensation Committee establishes a stock pool for the purpose of making stock grants to officers and other employees during the fiscal year. In establishing the size of the overall stock pool, the Leadership and Compensation Committee reviews competitive equity grant data from its peer group as well as from other survey sources. The Leadership and Compensation Committee retains an independent compensation consultant to assist it with these efforts. In addition, the Leadership and Compensation Committee carefully reviews and considers the burn rate associated with the stock pool and the impact the equity grants during the fiscal year, when combined with the outstanding equity grants, will have on overhang and shareholder dilution. For fiscal year 2008, based on these criteria, the Leadership and Compensation Committee approved an overall stock pool of 8,000,000 shares. The Leadership and Compensation Committee determined that this pool of shares was sufficient to meet its compensation objectives for the fiscal year and that it was in line with its peer group in terms of the resulting burn rate and impact on shareholder dilution.

Once the size of the overall stock pool is established, the Leadership and Compensation Committee approves the allocation of a portion of the stock pool for use in providing equity grants to our Executive Officers and other vice presidents. The determination of the size of the pool to be used for the grants to the officers is based both on competitive equity grant market data, including that of our peer group, as well as on the Leadership and Compensation Committee’s assessment as to what is an appropriate allocation of shares from the overall pool for this purpose. Using these criteria, the Leadership and Compensation Committee approved a total pool of 2,570,000 shares for purposes of equity grants to the Executive Officers and other vice presidents.

For fiscal year 2008, as part of the annual performance evaluation and compensation process for the Executive Officers and other vice presidents, the Company established equity grant guidelines. These equity grant guidelines were established using the approved number of shares

Securities and Exchange Commission

April 14, 2009

for officer grants and were based on level of officer position. Using these grant guidelines, the CEO made specific recommendations to the Leadership and Compensation Committee regarding the size and form of equity grants (stock options and/or RSUs) to be made to each of the Executive Officers and other vice presidents. The recommendations of the CEO as to the size of the equity grant for each officer varied within the established range based on a combination of the officer’s performance rating, the officer’s position and role and the current equity holdings of the officer. Through this process, the Leadership and Compensation Committee ultimately approved the listed equity grants for the Executive Officers. As for Mr. Dalton, 640,000 of the stock options granted to him in fiscal year 2008 were in connection with his promotion to Senior Vice President, Engineering.

Item 15.	Exhibits, Financial Statement Schedules

Exhibits 31.1 & 31.2

10.	In both your CEO and CFO’s certifications, the introductory text of paragraph 4 includes an incorrect citation for the definition of “disclosure controls and procedures,” which is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please advise.

Response:

We confirm that the correct citations of the definition of “disclosure controls and procedures” are Exchange Act Rules 13a-15(e) and 15d-15(e). We will revise these references in its future filings.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Part I — Financial Information

Item 1.	Financial Statements

Note 6. Goodwill and Intangible Assets, page 5

11.	We note you performed an interim impairment test on both your goodwill and your intangible and other long-lived assets. Please tell us the order in which you performed your impairment tests.

Response:

Securities and Exchange Commission

April 14, 2009

Since our intangible and other long-lived assets are held and used, we first tested our intangible and other long-lived assets for impairment and then tested our goodwill.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies, page 35

12.	We note your disclosure on page 6 that there could be adjustments to your goodwill impairment charge when you have completed the impairment test. In addition, you disclose on page 7 that you concluded your long-lived assets were not impaired at December 31, 2008. Please tell us what consideration you gave to quantitative and qualitative disclosure of the sensitivity of your goodwill and long-lived asset valuations to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Response:

We did not update the “Goodwill and Intangible Assets” section of our Critical Accounting Estimates and Policies in our December 31, 2008 Form 10-Q because our impairment charge was not finalized and was recorded during an interim period, and our general approach to impairment reviews had not changed from the prior fiscal year.

In Note 6 of our December 31, 2008 Form 10-Q, we provided details of key assumptions used in our goodwill impairment analysis. In our Form 10-K for the year ended March 31, 2009, we plan to include additional qualitative disclosure in our Critical Accounting Estimates and Policies about the nature of the assumptions used in assessing impairment and those assumptions’ sensitivity to change and footnote disclosure about the assumptions used in step two of our goodwill impairment analysis (now that it has been finalized in the fourth quarter).

Note 6 of our December 31, 2008 Form 10-Q also provides information about the assumptions used in our long-lived asset impairment analysis and indicates that undiscounted cash flows using two different growth rate scenarios exceed the carrying value of our asset group. Since we passed step one of our long-lived asset impairment analysis using two different sets of assumptions and we were not required to perform step two, we did not consider additional disclosures of long-lived asset valuation assumptions to be necessary.

Securities and Exchange Commission

April 14, 2009

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 201-1481. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 201-1577. Thank you for your assistance.

Sincerely,

/s/ Jon W. Gacek
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation